Exhibit 99.4

ACTIONS SEMICONDUCTOR CO., LTD.

A Cayman Islands Company

NOTICE OF 2015 ANNUAL GENERAL MEETING

To Be Held on May 12, 2015

Notice is hereby given that the 2015 annual general meeting (the “Meeting”) of Actions Semiconductor Co., Ltd. (the “Company”) will be held at the following time and place:

Date:	Tuesday, May 12, 2015
Time:	2:00 pm (local time)
Place:	Liberty Square Convention Center, 1F, No. 399, Ruiguang Road, Neihu District, Taipei, Taiwan

for the purposes of considering and, if thought fit, passing and approving the following resolutions and such other business as may properly come before the Meeting or any adjournment or postponement thereof:

1. Re-election of Class III Director: As an Ordinary Resolution, that Lee, Hsiang-Wei (David) be re-elected as a Class III Director (as defined in the Company’s currently effective Second Amended and Restated Articles of Association (the “Current Articles”)) to serve on the Company’s Board of Directors (the “Board”) for a 3-year term until the Company’s 2018 annual general meeting, effective as of the date of the Meeting.

2. Re-election of Class III Director: As an Ordinary Resolution, that Lin, Yu-Hsin (Casper) be re-elected as a Class III Director to serve on the Board for a 3-year term until the Company’s 2018 annual general meeting, effective as of the date of the Meeting.

3. Adoption of the Employee Stock Ownership Incentive Plan As an Ordinary Resolution, that the Employee Stock Ownership Incentive Plan of Actions (Zhuhai) Technology Co., Ltd., an indirect wholly owned subsidiary of the Company, as approved by the Board in substantially the form attached hereto as Exhibit A, be approved and adopted.

Record Date. Only members of record at the close of business on April 10, 2015 (US time) are entitled to notice of, and to vote at, this Meeting and any adjournment or postponement thereof.

Votes Required. Pursuant to the Company’s Current Articles, every member present in person and every person representing a member by proxy at a general meeting of the Company shall have one vote for each share registered in such member’s name in the Company’s Register of Members. Each of the matters above will require the affirmative vote of members holding a simple majority of the outstanding Ordinary Shares voting and present at the Meeting, either in person or by proxy.

We anticipate that, commencing on or around April 24, 2015, copies of our annual report on Form 20-F for the year ended December 31, 2014, as well as other documents prepared in connection with the Meeting can be obtained from the offices of the Company and will be available from the Company’s website (http://www.actions-semi.com/en/index.aspx).

You may also request a hard copy of our annual report by contacting Elaine Ketchmere at +1-310-528-3031.

By Order of the Board of Directors

Dr. Zhenyu Zhou

Chief Executive Officer

April 4, 2015

Exhibit A

Actions (Zhuhai) Technology Co., Ltd.

Employee Stock Ownership Incentive Plan